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WESTERN FOREST PRODUCTS INC.
435 Trunk Road
Duncan, British Columbia
Canada V9L 2P9
Telephone: 250 748 3711
Facsimile: 250 748 6045

WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE TSX: WEF

Western Forest Products Receives “No Action” Letter on Acquisition of Englewood Logging Division

March 8, 2006 – Duncan, British Columbia. Western Forest Products Inc. (TSX:WEF) announced that it has received confirmation from the Canadian Competition Bureau in the form of a “no action” letter that the Competition Bureau does not intend to oppose Western’s proposed acquisition of the assets of Canfor Corporation’s Englewood Logging Division. The acquisition, announced on December 15, 2005, primarily comprises Tree Farm License 37 situated on Vancouver Island. The transaction is subject to further regulatory approval and is expected to close in March, 2006.

The Company’s proposed acquisition of Cascadia Forest Products Ltd., announced November 10, 2005, is subject to continuing regulatory review including by the Canadian Competition Bureau.

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Western Forest Products
Western is an integrated Canadian forest products company and currently the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, and value-added remanufacturing. Over 95% of Western’s logging is conducted on government owned timberlands in British Columbia. All of Western’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 20 countries worldwide. Following the completion of Western’s previously announced acquisitions of Cascadia Forest Products Ltd. and Tree Farm License 37, both of which are subject to regulatory approval and expected to close in the first quarter of 2006, Western expects to be the largest Coastal woodland operator and lumber producer with an AAC of approximately 7.7 million cubic meters and lumber capacity in excess of 1.5 billion board feet. With the closure of Western’s Squamish pulp mill on March 9, 2006, Western has now exited the pulp business.

Forward Looking Statements
This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “will”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western’s products, industry production levels, the ability of Western to execute its business plan and misjudgments in the course of preparing forward-looking statements. The information contained under the “Risk Factors” section of Western’s Annual Information Form, under the “Risk Factors” section of Western’s Form 20-F/A and under the “Risk Factors” section of the final prospectus identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

Contacts:
For further information, please contact:

Reynold Hert (250) 715-2207 President & CEO	Paul Ireland (250) 715-2209 CFO